

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
Mr. Vikram Khanna
President, CEO & Director
Avicenna Global Corp.
9003 Reseda Blvd., #205A
Northridge, CA 91324

>   **Re: Avicenna Global Corp.**
>   **Form 8-K Item 4.01**
>   **Filed March 6, 2014**
>   **File No. 333-164454**

Dear Mr. Khanna:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please revise to disclose whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. In the first paragraph, you state that "None of the reports of De Joya, on the Company's financial statements for either of the past two years or subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles." However, we note the audit report included in your Form 10-K filed March 15, 2011 includes a going concern paragraph. Please revise accordingly.

3. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of resignation, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant